UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

Information Required in Proxy Statement

Schedule 14a Information

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

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Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement

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☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

ENHABIT, inc.
(Name of Registrant as Specified in Its Charter)

AREX CAPITAL MASTER FUND, LP

AREX CAPITAL PARTNERS, LP

AREX CAPITAL, LTD.

AREX CAPITAL GP, LLC

AREX CAPITAL MANAGEMENT, LP

AREX CAPITAL MANAGEMENT GP, LLC

ANDREW RECHTSCHAFFEN

JAMES T. CORCORAN

MEGAN AMBERS

MAXINE HOCHHAUSER

MARK W. OHLENDORF

ANNA-GENE O’NEAL

DR. GREGORY S. SHEFF

JUAN VALLARINO

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JUNE 10, 2024

AREX CAPITAL MASTER FUND, LP

___________________, 2024

Dear Fellow Stockholders:

AREX Capital Master Fund, LP, an exempted limited partnership organized under the laws of the Cayman Islands, together with certain of its affiliates (“AREX,” “we” or “us”) and the other participants named herein are significant stockholders of Enhabit, Inc., a Delaware corporation (the “Company” or “Enhabit”) who beneficially own, in the aggregate, 2,446,162 shares of Common Stock, par value $0.01 per share (the “Common Stock”), of the Company, constituting approximately 4.9% of the outstanding Common Stock. We believe meaningful change to the composition of the Board of Directors of the Company (the “Board”) is urgently needed to ensure that the Company is being run in a manner consistent with your best interests. Accordingly, we are seeking your support for the election of our seven (7) highly-qualified nominees, Megan Ambers, James T. Corcoran, Maxine Hochhauser, Mark W. Ohlendorf, Anna-Gene O’Neal, Dr. Gregory S. Sheff, and Juan Vallarino (collectively, the “AREX Nominees”) to the Board at the 2024 annual meeting of stockholders to be held on July 25, 2024, at 9:00 a.m. (CDT) virtually at www.cesonlineservices.com/ehab24_vm (including any adjournments, postponements or continuations thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).

There are currently thirteen (13) directors serving on the Board, all of whom have terms expiring at the Annual Meeting; however, the Company has disclosed that four (4) incumbent directors will not be standing for re-election at the Annual Meeting and the size of the Board will be reduced to nine (9) directors following the Annual Meeting. The Company has nominated nine (9) directors for election at the Annual Meeting. Through the attached Proxy Statement and enclosed WHITE universal proxy card, we are soliciting proxies to elect not only our seven (7) AREX Nominees, but also two (2) of the Company’s nominees whose election we do not oppose. AREX and the Company will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to nine (9) nominees on AREX’s enclosed WHITE universal proxy card. Any stockholder who wishes to vote for any combination of the Company’s nominees and the AREX Nominees may do so on AREX’s enclosed WHITE universal proxy card. There is no need to use the Company’s yellow universal proxy card or voting instruction form, regardless of how you wish to vote. In any case, we recommend that the stockholders vote in favor of the AREX Nominees, who we believe are most qualified to serve as directors in order to achieve a Board composition that we believe is in the best interest of all stockholders.

We strongly believe that stockholders will benefit from a meaningfully reconstituted Board that includes the addition of independent directors with extensive industry experience and a shared objective of enhancing value for the benefit of all Enhabit stockholders. The individuals that we have nominated are highly qualified, significantly experienced and ready to ensure that the interests of stockholders, the true owners of Enhabit, are appropriately represented in the boardroom.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed WHITE universal proxy card today. The attached Proxy Statement and the enclosed WHITE universal proxy card are first being sent to the stockholders on or about [●], 2024.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated WHITE universal proxy card or by voting virtually at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Saratoga Proxy Consulting LLC, which is assisting us, at its address and toll-free number listed below.

Thank you for your support, /s/ Andrew Rechtschaffen Andrew Rechtschaffen AREX Capital Master Fund, LP

If you have any questions, require assistance in voting your WHITE universal proxy card,

or need additional copies of AREX’s proxy materials,

please contact:

Stockholders call toll-free at (888) 368-0379 or (212) 257-1311

Email: rehabEHAB@Saratogaproxy.com

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED JUNE 10, 2024

2024 ANNUAL MEETING OF STOCKHOLDERS

OF

enhabit, INC.
_________________________

PROXY STATEMENT
OF
AREX CAPITAL MASTER FUND, LP
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE UNIVERSAL PROXY CARD TODAY

AREX Capital Master Fund, LP, an exempted limited partnership organized under the laws of the Cayman Islands (“AREX Capital Master” and, together with its affiliates named herein, “AREX,” “we” or “us”) and the other participants in this solicitation are significant stockholders of Enhabit, Inc., a Delaware corporation (the “Company,” “Enhabit” or “EHAB”), who beneficially own, in the aggregate, 2,446,162 shares of Common Stock, par value $0.01 per share (the “Common Stock”), of the Company, constituting approximately 4.9% of the outstanding shares of Common Stock. We believe that the Board of Directors of the Company (the “Board”) must be meaningfully reconstituted to ensure that the Board takes the necessary steps to maximize value for all of the Company’s stockholders. To that end, we have nominated seven (7) highly-qualified directors for election at the 2024 annual meeting of stockholders (including any adjournments, postponements or continuations thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”) who have strong, relevant backgrounds and who are committed to fully exploring all opportunities to unlock stockholder value. The Annual Meeting will be held in virtual format on July 25, 2024, at 9:00 a.m. (CDT), via a live audio webcast at www.cesonlineservices.com/ehab24_vm, where stockholders will have an opportunity:

1.	To elect our seven (7) director nominees, Megan Ambers, James T. Corcoran, Maxine Hochhauser, Mark W. Ohlendorf, Anna-Gene O’Neal, Dr. Gregory S. Sheff, and Juan Vallarino (each a “AREX Nominee” and collectively, the “AREX Nominees”) to the Board to hold office until the 2025 annual meeting of stockholders (the “2025 Annual Meeting”);

2.	To vote on the Company’s proposal to ratify the appointment by the Company’s Audit & Finance Committee of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm;

3.	To vote on the Company’s proposal to approve, on an advisory basis, the compensation of the Company’s named executive officers; and

4.	To transact such other business as may properly come before the Annual Meeting.

This Proxy Statement and the enclosed WHITE universal proxy card are first being mailed to stockholders on or about [●], 2024.

The Company has disclosed that the Annual Meeting will take place in a virtual meeting format only. Stockholders will not be able to attend the Annual Meeting in person. For further information on how to attend and vote virtually at the Annual Meeting and by proxy please see the “VOTING AND PROXY PROCEDURES” and “VIRTUAL MEETING” sections of this Proxy Statement.

There are currently thirteen (13) directors serving on the Board, all of whom have terms expiring at the Annual Meeting; however, the Company has disclosed that four (4) incumbent directors will not be standing for re-election at the Annual Meeting and the size of the Board will be reduced to nine (9) directors following the Annual Meeting. The Company has nominated nine (9) directors for election at the Annual Meeting. Through this Proxy Statement and enclosed WHITE universal proxy card, we are soliciting proxies to elect not only the seven (7) AREX Nominees, but also two (2) of the Company’s nominees whose election we do not oppose, Barbara A. Jacobsmeyer and Barry P. Schochet (together, the “Unopposed Company Nominees”). AREX and EHAB will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to nine (9) nominees on the enclosed WHITE universal proxy card. There is no need to use the Company’s yellow universal proxy card or voting instruction form once distributed, regardless of how you wish to vote.

Your vote to elect the AREX Nominees will have the legal effect of replacing seven (7) incumbent directors. If all seven (7) of the AREX Nominees are elected, they will constitute a majority of the Board. If fewer than five (5) of the AREX Nominees are elected, they will comprise less than a majority of the Board and there can be no guarantee that the AREX Nominees will be able to implement the actions that they believe are necessary to unlock stockholder value. There is no assurance that any of the Company’s nominees will serve as directors if all or some of the AREX Nominees are elected. The names, background and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.

Stockholders are permitted to vote for less than nine (9) or any combination (up to nine (9) total) of the AREX Nominees and the Company’s nominees on the enclosed WHITE universal proxy card. However, if stockholders choose to vote for any of the Company’s nominees, we recommend that stockholders vote in favor of only the Company nominees who we believe are the most qualified to serve as directors – the Unopposed Company Nominees – to help achieve a Board composition that we believe is in the best interest of all stockholders. We recommend that stockholders do not vote for any of the Company’s nominees other than the Unopposed Company Nominees. Among other potential consequences, voting for Company nominees other than the Unopposed Company Nominees may result in the failure of one or all of the AREX Nominees to be elected to the Board. We believe the best opportunity for the AREX Nominees to be elected is by voting on the WHITE universal proxy card. AREX therefore urges stockholders using our WHITE universal proxy card to vote “FOR” all of the AREX Nominees and “FOR” the Unopposed Company Nominees.

IF YOU MARK FEWER THAN NINE (9) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, OUR WHITE UNIVERSAL PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO HOW YOU WISH TO VOTE YOUR SHARES, THE PROXIES NAMED THEREIN WILL VOTE SUCH SHARES “FOR” THE SEVEN (7) AREX NOMINEES AND THE TWO (2) UNOPPOSED COMPANY NOMINEES.

IMPORTANTLY, IF YOU MARK MORE THAN NINE (9) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

The Company has set the close of business on June 5, 2024 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is 6688 N. Central Expressway, Suite 1300, Dallas, Texas 75206. According to the Company’s proxy statement, as of the Record Date, there were 50,156,310 shares of Common Stock outstanding and entitled to vote at the Annual Meeting.

As of the date hereof, AREX Capital Master, AREX Capital Partners, LP, a Delaware limited partnership (“AREX Capital Partners”), AREX Capital, Ltd., a Cayman Islands exempted company (“AREX Limited”), AREX Capital GP, LLC, a Delaware limited liability company (“AREX Capital GP”), AREX Capital Management, LP, a Delaware limited partnership (“AREX Capital Management”), AREX Capital Management GP, LLC, a Delaware limited liability company (“AREX Capital Management GP”) and Andrew Rechtschaffen, a citizen of the United States (collectively, the “AREX Group”), and each of the AREX Nominees (each a “Participant” and collectively, the “Participants”), collectively beneficially own 2,446,162 shares of Common Stock (the “AREX Shares”). We intend to vote the AREX Shares FOR the AREX Nominees and the Unopposed Company Nominees, FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm, and FOR the approval of the advisory vote on the compensation of the Company’s named executive officers, as described herein.

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed WHITE universal proxy card today.

THIS SOLICITATION IS BEING MADE BY AREX AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH AREX IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE UNIVERSAL PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

AREX URGES YOU TO SIGN, DATE AND RETURN THE WHITE UNIVERSAL PROXY CARD IN FAVOR OF THE ELECTION OF THE AREX NOMINEES.

IF YOU HAVE ALREADY SENT A UNIVERSAL PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING, AND RETURNING THE ENCLOSED WHITE UNIVERSAL PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING ELECTRONICALLY AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—
This Proxy Statement and our WHITE universal proxy card are available at

[●]

IMPORTANT

Your vote is important, no matter the number of shares of Common Stock you own. AREX urges you to sign, date, and return the enclosed WHITE universal proxy card today to vote FOR the election of the AREX Nominees and in accordance with AREX’s recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed WHITE universal proxy card and return it to AREX, c/o Saratoga Proxy Consulting LLC (“Saratoga”) in the enclosed postage-paid envelope today. Stockholders also have the following two options for authorizing a proxy to vote shares registered in their name:
o	Via the Internet at https://www.MyProxyOnline.com at any time prior to 11:59 p.m. (CDT) on July 24, 2024, and follow the instructions provided on the WHITE universal proxy card; or
o	By telephone, by calling (866) 437-4674 at any time prior to 11:59 p.m. (CDT) on July 24, 2024, and follow the instructions provided on the WHITE universal proxy card.

•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a WHITE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions. As a beneficial owner, you may vote the shares virtually at the Annual Meeting only if you obtain a legal proxy from the broker or bank giving you the rights to vote the shares.

•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed WHITE voting instruction form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed WHITE voting form.

•	You may vote your shares virtually at the Annual Meeting. Even if you plan to attend the Annual Meeting, we recommend that you submit your WHITE universal proxy card by mail by the applicable deadline so that your vote will be counted if you later decide not to attend the Annual Meeting.

As AREX is using a “universal” proxy card containing both of the AREX Nominees as well as the Company’s nominees, there is no need to use any other proxy card regardless of how you intend to vote. AREX strongly urges you NOT to sign or return any yellow proxy cards or voting instruction forms that you may receive from the Company. Even if you return the Company’s yellow proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.

If you have any questions, require assistance in voting your WHITE universal proxy card,

or need additional copies of AREX’s proxy materials,

please contact:

Stockholders call toll-free at (888) 368-0379 or (212) 257-1311

Email: rehabEHAB@Saratogaproxy.com

BACKGROUND TO THE SOLICITATION

The following is a chronology of material events leading up to this proxy solicitation:

•	On July 1, 2022, Encompass Health Corporation (NYSE: EHC) (“Encompass”) completed the previously announced separation of its home health and hospice business through the distribution of all the outstanding shares of Common Stock of Enhabit to the stockholders of Encompass (the “Spin-off”). Enhabit became an independent public company, and the Common Stock began trading under the symbol “EHAB” on the New York Stock Exchange (“NYSE”).

•	From August 2022 to May 2023, AREX regularly engaged with Enhabit’s management, including Chief Executive Officer Barbara Jacobsmeyer and Chief Financial Officer Crissy Carlisle, to discuss the Company’s performance and outlook.

•	On March 30, 2023, Enhabit announced an agreement with Cruiser Capital Advisors LLC and Harbour Point Capital Management LP, pursuant to which Stuart M. McGuigan and Barry P. Schochet were appointed to the Board, temporarily expanding it to 13 directors. The Company also disclosed that at least 4 of the 5 legacy Encompass directors would step down from the Board at or before the Annual Meeting.

•	On April 3, 2023, Enhabit disclosed that it would be unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “FY 2022 10-K”), because it needed additional time to complete its goodwill impairment analysis and had identified a material weakness in its internal controls over financial reporting relating to its accounts receivable methodology controls.

•	Also on April 3, 2023, AREX spoke with Ms. Jacobsmeyer, Ms. Carlisle and then head of investor relations, Mark Brewer, to discuss the Company’s disclosure of a material weakness in its internal controls.

•	On April 14, 2023, Enhabit belatedly filed its FY 2022 10-K.

•	On May 5, 2023, AREX sent a letter to the Board in which it discussed the Company’s poor share price performance and its views on the dismal investor communications and the Company’s inability to file its FY 2022 10-K in a timely manner due to a material weakness in its internal controls. AREX also recommended that the Board refresh itself with greater urgency and comprehensiveness. In furtherance of this, AREX requested that two highly qualified healthcare executives be placed on the Board immediately and that all legacy Encompass directors resign concurrently. In the letter, AREX also requested that the Board commit to a review of strategic alternatives before the end of 2023 in light of the strategic interest in home health assets evidenced by the recently announced merger between peer company, Amedisys, Inc. (NASDAQ: AMED) (“Amedisys”), a leading provider of home health, hospice and high-acuity care, and Option Care Health, Inc. (NASDAQ: OPCH).

•	On May 30, 2023, AREX met virtually with Ms. Jacobsmeyer and General Counsel and Secretary, Dylan Black to discuss AREX’s requests for Board refreshment and a commitment from the Company to undertake a review of strategic alternatives before the end of 2023. In support of its contention that a strategic review was warranted, AREX referenced media reports of acquisition interest in the Company four months prior to the Spin-off. The Company agreed to interview the two candidates suggested by AREX and agreed to discuss AREX’s views with the full Board and revert shortly.

•	On June 9, 2023, AREX received an email from Ms. Jacobsmeyer in which she stated that she was not at liberty to share any specifics regarding Board deliberations but gave assurances that the Board was aware of AREX’s perspectives on the Company initiating a strategic review process and the need for urgent Board refreshment, and she advised that the Board was open to considering any path in the best interest of stockholders.

•	On June 13, 2023, AREX issued an open letter to the Board in which it outlined concerns with the Company’s dramatic share price underperformance since the Spin-off. AREX also reiterated its request that the Board commit to launching a review of strategic alternatives before the end of 2023 in light of what it saw as a promising market environment, evidenced by the then ongoing public bidding war for Amedisys.

•	On August 1, 2023, Ms. Jacobsmeyer notified AREX via e-mail that the Board had thoroughly discussed the review of strategic alternatives at its most recent Board meeting. She also informed AREX that the Company’s executive search firm had interviewed each of AREX’s suggested director candidates but that the Board did not anticipate adding any directors in the near future.

•	On August 9, 2023, Enhabit released its second quarter 2023 earnings report and dramatically lowered its full-year 2023 guidance. It also announced that it was undertaking steps to attempt to satisfy the conditions in its Tax Matters Agreement (the “TMA”) entered into with Encompass in connection with the Spin-off, and that, upon satisfaction of those conditions, the Board intended to launch a strategic alternatives process with the assistance of independent advisors. The Company held a conference call to discuss its earnings the following day.

•	On August 14, 2023, AREX issued an open letter to the Board in which it applauded Enhabit’s decision to launch a strategic alternatives process and stated that it expected the requisite tax opinion in connection with the TMA to be delivered promptly. AREX also publicly requested that the legacy Encompass directors immediately step down from the Board to alleviate any investor concerns that the prior disappointing decisions by the Board might stymie the strategic alternatives process.

•	On August 23, 2023, Enhabit announced that it had satisfied the conditions in the TMA and that the Company had formally initiated a review of strategic alternatives.

•	On October 2, 2023, Enhabit disclosed that it had entered into a Limited Waiver (the “Limited Waiver”) with Wells Fargo Bank, National Association, as administrative agent to the other lenders (the “Administrative Agent”) under its Credit Agreement, dated as of June 1, 2022, among the Company, as borrower, the Administrative Agent, as administrative agent, collateral agent, and swingline lender, and the other lenders party thereto, and the First Amendment to Credit Agreement dated as of June 27, 2023 (as amended, the “Credit Agreement”).

•	On October 3, 2023, AREX met virtually with Ms. Jacobsmeyer and Ms. Carlisle to discuss AREX’s concerns regarding what it viewed as the Company’s failure to provide adequate disclosure on the Limited Waiver of its Total Net Leverage Ratio (as defined in the Credit Agreement) covenant for the next required test date of September 30, 2023.

•	On October 4, 2023, AREX met virtually with Enhabit’s Chairperson Leo I. Higdon, Jr., Ms. Jacobsmeyer and Ms. Carlisle to further discuss the Company’s disclosure surrounding the Limited Waiver.

•	On October 5, 2023, AREX issued an open letter to the Board in which it criticized the Company for its consistently poor communications as exemplified by its inept disclosure of the Limited Waiver and expressed its belief that an effectively conducted strategic review process should lead to a sale of the Company.

•	On January 16, 2024, AREX met virtually with Ms. Jacobsmeyer and Ms. Carlisle to reiterate its previously stated belief that a sale of the Company was the best outcome for stockholders and that AREX would act to protect its rights as a stockholder if the Company was not sold.

•	On March 6, 2024, Enhabit released its fourth quarter 2023 earnings report and issued its full-year 2023 guidance. The Company held a conference call to discuss its earnings the following day, during which it affirmed that discussions with interested parties were ongoing and that the strategic review process was in its later stages.

•	On March 12, 2024, AREX met virtually with Board members L. Edward Shaw, Jr. and Jeffrey W. Bolton. AREX informed the directors that it would be nominating director candidates for election to the Board at the Annual Meeting but that it would refrain from publicizing its nomination at that time to avoid disrupting the strategic review process.

•	On March 22, 2024, AREX delivered a notice of nomination to the Company nominating the AREX Nominees for election to the Board at the Annual Meeting (the “Nomination Notice”).

•	On May 8, 2024, Enhabit released its first quarter 2024 earnings report. The Company also announced the conclusion of its strategic review process, with the Board unanimously determining that the Company would remain an independent, public company. The Company further announced that 4 of the legacy Encompass directors would not be standing for election at the Annual Meeting and that the Board would be shrinking from 13 directors to 9 directors following the Annual Meeting. The Company held a conference call to discuss its earnings the following day.

•	On May 9, 2024, AREX released a public statement expressing its disappointment in the outcome of the strategic review and announced that it had nominated the AREX Nominees for election to the Board at the Annual Meeting.

•	On May 23, 2024, the Company filed its preliminary proxy statement with the Securities and Exchange Commission (the “SEC”).
•	On May 28, 2024, AREX filed its Preliminary Proxy Statement with the SEC.
•	On May 29, 2024, AREX issued an open letter to the stockholders of the Company.
•	On May 30, 2024, AREX delivered a letter to the Company requesting the inspection of certain stockholder list materials and related information pursuant to Section 220 of the Delaware General Corporation Law (the “Stockholder List Demand”).
•	On May 31, 2024, AREX delivered a supplement to the Nomination Notice to the Company in accordance with the Company’s Amended and Restated Bylaws (the “Bylaws”).
•	On June 6, 2024, the Company responded to the Stockholder List Demand.
•	On June 7, 2024, AREX delivered an additional supplement to the Nomination Notice to the Company in accordance with the Bylaws.
•	On June 10, 2024, the Company filed its definitive proxy statement with the SEC and issued an open letter to its stockholders.
•	On June 10, 2024, AREX filed this revised preliminary proxy statement with the SEC.

REASONS FOR THE SOLICITATION

We have been Enhabit stockholders since the Spin-off in July 2022 and we have spent nearly two years engaging in good faith with the Board and advocating for improvements at the Company. We believe Enhabit is well-positioned to compete in the highly fragmented and secularly growing home health and hospice industries—industries that we expect to be a key part of the solution to our nation’s health care spending challenges, and which we anticipate will greatly benefit from the aging population.

Given the abysmal experience that Enhabit’s stockholders have endured under the watch of its existing Board, we would have expected the Board to constructively engage with us regarding our ideas and rationale for nominating the AREX Nominees for election at the Annual Meeting. We believe that it should be clear to the Board that a significant reconstitution of its membership is required and warranted. A Board that has presided over a more than 60% decline in the Company’s share price over a two-year period should, in our view, have the humility to acknowledge that it cannot and should not continue in its current form. Merely confirming the already-planned retirement of four directors who we believe should never have been seated on the Board in the first place and were given retention grants not awarded to Enhabit’s non-legacy directors is, from our perspective, a complete mockery of the term “Board refreshment.”1

Regrettably, the Board has not made any real effort to engage with us in good faith. We believe Enhabit’s stockholders have suffered from the Board’s failure to adequately supervise the Company’s inexperienced management team, which has struggled both to navigate industry challenges as dexterously as peers and to communicate effectively with investors. What the Board was in fact overseeing was, in our view, enormous destruction of stockholder value on an absolute basis and dramatic underperformance versus peers and the market in general.

Total Stockholder Return	Since Spin-Off (2)	1-Year (3)
Enhabit	(61.5%)	(28.9%)
Proxy Peer Group (1)	(10.7%)	(3.6%)
Russell 2000 Index	24.6%	18.9%

Enhabit Underperformance vs:
Proxy Peer Set	(50.8%)	(25.3%)
Russell 2000 Index	(86.1%)	(47.8%)
(1)	Reflects the average total stockholder return of Enhabit’s 2024 Compensation Peer Group as disclosed in the Company’s definitive proxy statement, comprising the following: Addus HomeCare Corporation; Amedisys, Inc.; America Oncology Network, Inc.; Aveanna Healthcare Holdings, Inc.; Cross Country Healthcare, Inc.; DocGo Inc.; InnovAge Holding Corp.; LifeStance Health Group, Inc.; ModivCare, Inc.; National HealthCare Corporation; P3 Health Partners Inc.; Pediatrix Medical Group, Inc.; The Ensign Group, Inc.; The Pennant Group, Inc.; Premier, Inc.; and U.S. Physical Therapy, Inc.
(2)	Total stockholder return from June 30, 2022 through May 24, 2024. As the Spin-off was completed on the morning of July 1, 2022, the metric incorporates the closing price of Enhabit’s when-issued stock on June 30, 2022.
(3)	Total stockholder return from May 24, 2023 through May 24, 2024.

In fact, we have only spoken directly with non-executive directors twice in the past year, while the Board was supervising Enhabit’s apparent slow-moving train wreck: once last October in the aftermath of the Company’s failure to provide adequate disclosure surrounding its receipt of a Limited Waiver of its leverage covenant under its Credit Agreement, and once in March when we advised the Board of our intention to nominate a slate of directors. Both of those conversations were extremely one-sided, but we assumed that the Board would engage with us once the strategic review blackout had ended. We were mistaken.

A History of Underperformance and Strategic Missteps

Enhabit’s challenges as a standalone company began immediately after its separation from Encompass. Enhabit’s “original sin” was the replacement of a deeply experienced senior management team with executives with no prior hands-on involvement in the home health or hospice industries. This lack of specialized knowledge was exacerbated by a Board that was similarly devoid of relevant operating expertise. While the Board possessed generally solid résumés, it lacked the industry-specific familiarity to guide a novice management team through industry-specific challenges. The risks of such a marriage quickly presented themselves. Starting with Enhabit’s first quarterly report just weeks after its public debut, the Company began a chronic pattern of missing consensus expectations and lowering financial guidance. The impact of these missteps was then further amplified by a litany of debacles: a failure to file its first annual report on time, a financial restatement, a revolving door of investor relations professionals, and what we believe to be persistently poor investor communications.

1 In connection with Enhabit’s spin-off, the legacy Encompass directors each received “Founder RSU Awards” of $187,500 in stock that were not awarded to the other Enhabit directors, according to the Company’s proxy statement for its 2023 annual meeting of stockholders.

In an attempt to be collaborative and helpful to a Company that we saw as clearly flailing, we recruited two directors with highly relevant experience, including one with leadership roles at several large home health companies. In May 2023, we suggested that they be seated on Enhabit’s Board to fill what we then viewed and continue to view as the clear gap in the Board’s skills matrix relating to relevant operating experience. We felt strongly that their skillsets could help unlock value for all stockholders. Unfortunately, the Company appeared to ignore our recommendations. We believe it is unconscionable that the Board would reject such obvious assets to the Company while it was suffering acute operational challenges and yet allow at least four “lame duck” directors (the “legacy Encompass directors”) to remain on the Board. Furthermore, by removing the legacy Encompass directors we believe had been improperly foisted upon Enhabit stockholders (likely due to their having been in violation of the tenure limits in Encompass’ Corporate Governance Guidelines), the Board would rid itself of any residual taint of shareholder skepticism related to the strategic review process resulting in its own spin-off.

In our initial May 2023 letter to the Board that included our director suggestions, we also stated our belief that the Company’s many self-inflicted wounds had placed it in the “penalty box” with investors, but that the recently announced acquisition of Amedisys had clearly demonstrated the continuing strategic appeal and value of home health and hospice assets. We urged the Company to commit to a strategic review before the end of the year, as we were concerned that even with flawless execution, the public markets were unlikely to reward the Company with a valuation comparable to that which a competitive auction would bring.

As we watched the Company’s performance continue to flounder under the seemingly ineffectual current leadership, it became our view that a competitive auction for the Company would result in a buyer compensating stockholders for some of what we believe has been value destruction overseen by this Board. The Company’s disclosure of the substantial unsolicited interest in Enhabit from potential acquirers only validates our initial beliefs in Enhabit’s strategic value. However, we believe that further debates about the outcome of the strategic review serves no useful purpose at this juncture—what matters is pursuing the best path forward to unlock Enhabit’s strategic value for all of its stockholders. To this end, we believe that meaningful change is urgently needed now to rehabilitate Enhabit.

We believe there is abundant evidence that Enhabit’s results have been inferior to peers in each of its operating segments (home health, hospice, and home office). Ultimately, it is our view that the responsibility for persistent underperformance lies squarely with the Board. Given the improving but still dynamic external landscape, we believe it is vital that the Board possess the industry-specific knowledge to rigorously evaluate management’s strategic and operational choices. Further, it is the Board’s responsibility to ensure the Company effectively navigates changing industry conditions, which its peers have been able to successfully do. The current Board has, we believe, utterly failed in its stewardship of the Company.

We Believe the AREX Nominees will Bring Necessary Experience and Improved Oversight to the Boardroom

Enhabit stockholders urgently need Board members with hands-on home health and hospice experience. They need directors who possess the expertise required to create value and who are specifically focused on that objective—precisely what the AREX Nominees bring. AREX has meticulously selected and nominated a diverse, highly qualified group of directors who can apply their extensive industry expertise to address Enhabit’s challenges. The AREX Nominees bring proven operational experience across all facets of home health and hospice, including operations, clinical activity, and business development. Collectively, the AREX Nominees have a deep understanding of managing payor relationships and a comprehensive grasp of capital markets. If elected, the AREX Nominees plan to form a dedicated Transformation Committee of the Board to work seamlessly with management to rehabilitate Enhabit.

Our fellow stockholders deserve a Board that has industry expertise, understands the importance of open and constructive engagement with its stockholders, and is committed to maximizing value for all stockholders. We believe the AREX Nominees are the right candidates to catalyze these important changes at Enhabit.

PROPOSAL 1

ELECTION OF DIRECTORS

There are currently thirteen (13) directors serving on the Board, all of whom have terms expiring at the Annual Meeting; however, the Company has disclosed that four (4) incumbent directors will not be standing for re-election at the Annual Meeting and the size of the Board will be reduced to nine (9) directors following the Annual Meeting. The Company has nominated nine (9) directors for election at the Annual Meeting. AREX Capital Master has nominated seven (7) independent, highly qualified nominees for election to the Board to replace seven incumbent directors. If all seven (7) AREX Nominees are elected, they will represent a majority of the members of the Board. There is no assurance that any incumbent director will serve as a director if the AREX Nominees are elected to the Board. You should refer to the Company’s proxy statement for the names, background, qualifications and other information concerning the Company’s nominees.

This Proxy Statement is soliciting proxies to elect not only the seven (7) AREX Nominees, but also the two (2) Unopposed Company Nominees. We have provided the required notice to the Company pursuant to the Universal Proxy Rules, including Rule 14a-19(a)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and intend to solicit the holders of Common Stock representing at least 67% of the voting power of Common Stock entitled to vote on the election of directors in support of director nominees other than the Company’s nominees.

THE AREX NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five (5) years of each of the AREX Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the AREX Nominees should serve as directors of the Company are set forth above in the section entitled “REASONS FOR THE SOLICITATION” and below. This information has been furnished to us by the AREX Nominees. Each of the AREX Nominees is a citizen of the United States of America.

Megan Ambers, age 42, currently serves as Chief People Officer of Ivy Rehab Network, an industry-leading outpatient and pediatric healthcare provider offering physical, occupational, speech and ABA therapy, since November 2022. Ms. Ambers previously served as Interim Chief Human Resources Officer of Amedisys, a leading provider of healthcare in the home, from March 2022 to October 2022. Ms. Ambers also served as Senior Vice President of Workforce Strategy, Human Resources Innovation and Total Rewards, of Amedisys from October 2018 to March 2022. Prior to that, Ms. Ambers served as Senior Vice President, Senior Human Resources Business Partner Manager, of The PNC Financial Services Group, Inc. (NYSE: PNC) (“PNC”), a bank holding company and financial services corporation, from March 2015 to October 2018. During Ms. Ambers’ time at PNC, she also served as Vice President, Senior Talent Manager, from June 2013 to March 2015, as well as Assistant Vice President, Recruiting Manager, from May 2011 to June 2013. Prior to PNC, Ms. Ambers served as Director, Talent Acquisition, of Rosetta Marketing Group, LLC, a company that operated as a customer engagement agency to capture and understand human behavior, from 2008 to 2011, which was acquired by French multinational advertising and public relations company, Publicis Groupe, in 2011. Ms. Ambers previously served as an Employment Specialist of Signet Jewelers Limited (NYSE: SIG), the world's largest jewelry retailer of diamond jewelry, from 2006 to 2008. Prior to that, Ms. Ambers previously served as Director of Career Development and Recruitment of Northwestern Mutual Financial Network, a financial services mutual organization providing consultation on wealth and asset income protection, education, retirement, estate, and business planning, investment advisory services, and trust and private client services, from 2002 to 2006. Ms. Ambers received her B.A. in Sociology and Business Administration from the University of Akron.

AREX believes that Ms. Ambers’ experience in driving organization evolution, and deep understanding of labor strategies, operations, payer models, utilization, and organizational optimization, as well as her expertise in healthcare and home health would make her a valuable addition to the Board.

James T. Corcoran, age 41, currently serves as Partner of AREX Capital Management, an investment management firm focused on special situations, activism, and catalyst-driven investing, since August 2019. Mr. Corcoran founded and served as Chief Executive Officer of Purple Mountain Capital Partners LLC, a private investment firm, from 2017 to January 2020. Mr. Corcoran previously served as a Principal at Highfields Capital Management, a value-oriented investment management firm, from 2010 to 2016, where he also served as an analyst from 2010 to 2012. Prior to that, Mr. Corcoran served as an investment banking analyst for Credit Suisse (USA), Inc., a provider of investment banking services, in its leveraged finance and restructuring group, from 2006 to 2008, in addition to working in its hedge funds investment group, from 2005 to 2006. Mr. Corcoran served as a member of the board of directors of Tuesday Morning Corporation (NASDAQ: TUES) (“Tuesday Morning”), an American discount, off-price retailer specializing in domestic and international, designer and name-brand closeout merchandise, from 2017 to December 2020, where he also served as a member of the Audit and Nominating and Governance Committees. Mr. Corcoran, a CFA charterholder, received an A.B. with honors in Economics and Political Science from the University of Chicago, as well as an M.B.A. from the Harvard Business School.

AREX believes that Mr. Corcoran’s more than a decade of investing experience, extensive knowledge of capital markets and corporate governance practices, as well as his experience as a director of a publicly traded company make him a well-qualified addition to the Board.

Maxine Hochhauser, age 63, currently serves as Chief Executive Officer of HealthPRO Heritage, a national rehab and health innovations company, since April 2023. Ms. Hochhauser previously served as President of the Home and Community Based Services Division of LHC Group, Inc., a provider of in-home healthcare services and innovations for communities around the nation, from January 2019 to April 2023. Prior to that, Ms. Hochhauser served as the Chief Operating Officer of Addus HomeCare Corporation (NASDAQ: ADUS) from 2014 to 2017. Ms. Hochhauser previously served as Senior Vice President of Enterprise Operations of Amedisys, a leading provider of healthcare in the home with a vision of becoming the premiere solution for patients across the country to age in place, from 2012 to 2014. Prior to Amedisys, Ms. Hochhauser served as Chief Executive Officer of AllianceCare, Inc., a private equity owned home healthcare company, from 2008 to 2012. Prior to that, Ms. Hochhauser served as President and Chief Executive Officer of Visiting Nurse Regional Healthcare System, a healthcare leader delivering home healthcare services, from 2006 to 2008. In 1994, Ms. Hochhauser joined Metropolitan Jewish Health System, an integrated not for profit delivering healthcare that includes rehabilitation, home care, palliative and hospice care, and long-term care, where she served as Vice President of Continuing Care Services until 1997, and then as Executive Vice President and Chief Operating Officer of its service delivery system until 2006. Ms. Hochhauser currently serves as a member of the board of directors for several healthcare organizations, including SG Homecare, Inc. (“SG Homecare”), a leading provider of durable medical equipment throughout California, since November 2023, as well as CareTicker LLC (also known as Care Heroes), a mobile engagement platform that rewards caregivers for providing quality care, since 2016. Ms. Hochhauser received a B.S. in Physical Therapy from Boston University and an M.B.A. in Healthcare from Adelphi University.

AREX believes that Ms. Hochhauser’s more than 30 years of experience as a healthcare executive, focused mainly on home health and home care operations, as well as her history of successfully navigating challenging financial, regulatory, and payer transitions, would make her a valuable addition to the Board.

Mark W. Ohlendorf, age 64, served as the Managing Member of Four Peaks Advisors, LLC, a consulting practice focused on post-acute healthcare and related businesses, from 2016 to May 2023. Mr. Ohlendorf previously served as President of Brookdale Senior Living, Inc. (NYSE: BKD) (“Brookdale”), the largest operator of senior living communities in the United States, from 2015 to 2016. Mr. Ohlendorf also held various additional leadership roles at Brookdale, including President and Chief Financial Officer from 2013 to 2015, Co-President and Chief Financial Officer from 2006 to 2013, and Co-President from 2005 to 2006. Prior to Brookdale, Mr. Ohlendorf joined Alterra Healthcare Corporation, a national assisted living company, where he also served various roles, including President and Chief Executive Officer from 2004 to 2005. Mr. Ohlendorf also served as Vice President and Chief Financial Officer of VITAS Healthcare Corporation, a leading hospice and palliative care provider, from 1990 to 1997. Mr. Ohlendorf served as a member of the board of directors of Argentum (formerly the Assisted Living Federation of America), a national association dedicated to supporting companies operating professionally managed senior living communities, from 2003 to 2016, and also served as Chairman from 2011 to 2013. Mr. Ohlendorf served as a member of the board of trustees of Illinois Wesleyan University from 2014 to May 2023, where he also served on the Audit, Investment, Farm Management, and Academic Affairs Committees. Mr. Ohlendorf graduated summa cum laude with a B.A. in Political Science from Illinois Wesleyan University.

AREX believes that Mr. Ohlendorf’s more than 30 years of diverse experience in senior-related healthcare, including in the home health, hospice, and senior housing markets, coupled with his financial and accounting expertise makes him well qualified to serve on the Board.

Anna-Gene O’Neal, age 57, has served as an independent consultant in which she supports operational assessments and develops strategic plans for accelerated growth within the healthcare industry since April 2022. She also serves as Senior Vice President of Home Health, Hospice, and Palliative Care at U.S. Medical Management, LLC d/b/a HarmonyCares (“HarmonyCares”), a Michigan-based provider of comprehensive home-based healthcare services, since December 2023. Ms. O’Neal previously served as the Chief Operating Officer of Charter Healthcare Group, LLC (“Charter Healthcare”), a California-based provider of home hospice, home health, and transitional care services, from December 2022 to December 2023. Prior to Charter Healthcare, Ms. O’Neal served as the President, Hospice Service Line of HCA Healthcare, Inc. (NYSE: HCA) (“HCA Healthcare”), an operator of healthcare facilities, from July 2021 to January 2022. Ms. O’Neal also served as the Division President of Brookdale, the largest operator of senior living communities in the United States, from August 2019 to July 2021, as well as Interim Division President from July 2019 to August 2019. From 2012 to June 2019, Ms. O’Neal served as the President and Chief Executive Officer of Alive Hospice, a Tennessee-based non-profit hospice provider consistently ranked among the best in the nation. Prior to that, Ms. O’Neal held various leadership roles, including Senior Vice President, Quality & Performance Improvement, for Cogent-HMG, a national hospitalist management company, from 2007 to 2012, and Vice President of Hospital Operations and Clinical Quality for Essent Healthcare, Inc., a multistate for-profit hospital system, from 2001 to 2007. Ms. O’Neal currently serves as the Chairperson of the board of directors of QualisTerra Senior Ventures, LLC, a senior living property investment firm, since April 2023. Ms. O’Neal is a registered nurse and received a B.S.N. from Vanderbilt University’s School of Nursing, a M.S.N. from Vanderbilt University, and an M.B.A. from Vanderbilt University’s Owen Graduate School of Management.

AREX believes that Ms. O'Neal’s 35 years of healthcare experience, including her leadership positions in home health and hospice operations as well as her track record of driving business growth and improving quality of patient care, would make her a valuable addition to the Board.

Dr. Gregory S. Sheff, age 55, currently serves as fractional Chief Medical Officer of tango (“tango”) (f/k/a Professional Health Care Network), a post-acute enablement managed service organization that takes on capitated and performance risk from payers, since April 2023. Dr. Sheff also currently serves as a strategic advisor to The Heritage Group, a private equity firm focusing on the healthcare industry, since May 2024. In addition, Dr. Sheff currently serves as a strategic advisor and fractional Chief Medical Officer of Medalogix, LLC (“Medalogix”) a home health and hospice analytics platform, since September 2022. Dr. Sheff also currently serves as a part-time Family Physician of Austin Regional Clinic, a multispecialty medical group that provides comprehensive healthcare services, practicing with Austin Regional Clinic in different capacities since 2005. Dr. Sheff previously served as Interim President of Home Solutions at Humana, Inc. (NYSE: HUM) (“Humana”), a health insurance company focused on creating innovative solutions and resources, from June 2021 to February 2022. Dr. Sheff also served as Senior Vice President and Chief Medical Officer, Home Solutions, of Humana from November 2020 to February 2022. Prior to Humana, Dr. Sheff served as Executive Vice President and Chief Medical Officer of AccentCare, Inc., one of the nation’s leaders in home-based healthcare services, from 2015 to December 2019. Dr. Sheff previously served as Executive Vice President of Clinical Systems of Ascension Seton Healthcare Family, a healthcare organization dedicated to transformation through innovation across the continuum of care, from 2013 to 2015. Dr. Sheff also served as President and Chief Medical Officer at Ascension Seton Health Alliance from 2012 to 2015. Prior to Seton, Dr. Sheff served as the Medical Director of Care Management and Clinical Integration from 2010 to 2013. Dr. Sheff currently serves as a member of the board of directors of TridentCare, a national provider of portable diagnostic and imaging services, since May 2023, where he also serves as a member of the Compliance Committee. Dr. Sheff has also served as a member of the board of directors at the Austin Regional Clinic from 2008 to 2013. Dr. Sheff also currently serves as a board advisor for tango since April 2023. Dr. Sheff received his B.A. in Psychology from Stanford University and his M.D. from the University of New Mexico School of Medicine.

AREX believes that Dr. Sheff’s more than 20 years of healthcare experience, both as a practicing physician and executive, with a particular focus on home- and value-based care, coupled with his extensive knowledge of home health and hospice operations as well as insight into large payers, would make him a valuable addition to the Board.

Juan Vallarino, age 64, currently serves as President and Chief Executive Officer of Nobis, LLC d/b/a myLaurel (“myLaurel”), a leader in providing high-acuity, high-complexity care in patients’ homes, since November 2022. Prior to myLaurel, Mr. Vallarino founded and served as President and Chief Executive Officer of Nobis Health, a pioneering company delivering high-quality, on-demand in-home care, from June 2021 until it was acquired by myLaurel in November 2022. Prior to that, Mr. Vallarino served as Chief Executive Officer of myNEXUS, a leading provider of comprehensive home-based nursing management to health insurers, from December 2019 until its successful sale in June 2021 to Anthem Inc. (now known as Elevance Health, Inc. (NYSE: ELV)). During his time at myNEXUS, Mr. Vallarino also served as Vice Chairman from February 2018 to November 2019. In 1993, Mr. Vallarino joined HCA Healthcare, an operator of health care facilities, and served various roles at HCA Healthcare, including Senior Vice President from 2011 to 2016, Vice President from 1998 to 2011, and Division Group Vice President from 1993 to 1997. During his time at HCA Healthcare, Mr. Vallarino also held positions in Government Programs Compliance, Home Health Services, and Physician Management Services. Mr. Vallarino currently serves as a member on various boards of directors, including North American Partners in Anesthesia, the nation's largest anesthesia staffing company, since September 2017; Newport Healthcare, a leading provider of behavioral health services to young adults, since November 2021; and Genesis Healthcare, Inc. (OTC: GENN), a leading skilled nursing facility operator, since July 2022. Mr. Vallarino previously served as a member of the board of directors of Trumpet Behavioral Health, a leading provider of behavioral health services specializing in treating children and adults with autism spectrum disorders and developmental disabilities, from May 2018 to December 2023; Adoration Health, a provider of the highest quality and compassionate home health services in the comfort of the patient’s home, providing support for families or caregivers in their time of need, from 2014 to May 2018; and Alsana, a recovery facility and healthcare community, from July 2018 to August 2019. Mr. Vallarino received his B.S. in Public Health Administration from Rutgers University.

AREX believes that Mr. Vallarino’s more than 40 years of experience in the healthcare industry, his extensive knowledge of multifaceted home health and post-acute experience, and his deep understanding of managed care payer negotiations, would make him a valuable addition to the Board.

The principal business address of Ms. Ambers is 1311 Mamaroneck Ave, Suite 140, White Plains, NY 10605. The principal business address of Mr. Corcoran is c/o AREX Capital Management, LP, 10 E 53rd Street, 11th Floor, New York, NY 10022. The principal business address of Ms. Hochhauser is 307 International Circle, Suite 100, Hunt Valley, MD 21030. Mr. Ohlendorf is retired and has no principal business address. The principal business address of Ms. O’Neal is 3200 North Cross Bridges Road, Columbia, TN 38401. The principal business address of Dr. Sheff is 6210 E Hwy 290, Austin, TX 78723. The principal business address of Mr. Vallarino is 883 Third Ave, 29th Floor, New York, NY 10022.

As of the date hereof, none of the AREX Nominees own beneficially or of record any securities of the Company nor have any of the AREX Nominees entered into any transactions in securities of the Company during the past two years.

Each AREX Nominee may be deemed to be a member of a “group” with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 2,446,162 shares of Common Stock beneficially owned in the aggregate by all of the Participants. Each AREX Nominee disclaims beneficial ownership of the shares of Common Stock that he or she does not directly own.

Each of Messrs. Ohlendorf, Sheff, and Vallarino and Mses. Ambers, Hochhauser, and O’Neal (each, an “Advisor” and collectively, the “Advisors”) has entered into an agreement (the “Special Advisor Agreements”) with AREX Capital Management. Pursuant to the Special Advisor Agreements, each Advisor agreed to (a) provide AREX Capital Management and its affiliates with certain consulting services, as requested, relating to the Company and (b) certain customary trading restrictions and exclusivity provisions including, among other things, not to: (i) purchase or sell, agree to purchase or sell, or make any proposal to purchase or sell, directly or indirectly, any class of securities or property of the Company or any derivative position linked to any such instruments of the Company, (ii) make, or in any way participate in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of any voting securities of the Company, or (iii) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) with respect to any voting securities of the Company, other than in accordance with the Special Advisor Agreements. In the event Dr. Sheff is not elected or appointed to the Board by June 30, 2024, AREX Capital Management agreed to pay him a one-time fee of $100,000, however, the fee shall be reduced by any consulting fees incurred. Further, Dr. Sheff will be paid an hourly fee of $500 per hour for the time he is engaged in consultation (i.e., in-person, video conference, or telephone conference) in connection with the solicitation of stockholders of the Company on and after April 26, 2023; however, without the prior consent of AREX Capital Management, the hourly fee is limited to 10 hours a week. As of the date hereof, AREX Capital Management has paid Dr. Sheff an aggregate of $7,500 pursuant to his Special Advisor Agreement. In addition, AREX Capital Management agreed to indemnify the Advisors against any and all claims of any nature arising from its solicitation of proxies from the Company’s stockholders at the Annual Meeting and any related transactions, irrespective of the outcome. The Advisors also agreed to certain customary confidentiality and non-disparagement provisions. The Special Advisor Agreements terminate upon the earlier of (A) delivery of written notice by either party, subject to certain conditions, (B) the conclusion or termination of AREX Capital Management’s and its affiliates’ solicitation of proxies from the Company’s stockholders, (C) the Advisor’s election or appointment as a member of the Board, (D) any agreement between the Nominating Stockholder or AREX Capital Management and the Company in connection with such solicitation and (E) the conclusion of the Annual Meeting.

We believe that each AREX Nominee presently is, and if elected as a director of the Company, each of the AREX Nominees would be, an “independent director” within the meaning of (i) applicable NYSE listing standards applicable to board composition and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, AREX acknowledges that no director of a NYSE-listed company qualified as “independent” under the NYSE listing standards unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, AREX acknowledges that if any AREX Nominee is elected, the determination of the AREX Nominee’s independence under the NYSE listing standards ultimately rests with the judgment and discretion of the Board. No AREX Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

Each of the AREX Nominees has granted Jason Abrams, an employee of AREX Capital Management, a power of attorney in connection with the solicitation of proxies from the Company’s stockholders in connection with the Annual Meeting.

On March 22, 2024, the Participants entered into a Joint Filing and Solicitation Agreement (the “JFSA”) in connection with the Annual Meeting, pursuant to which, among other things, the parties agreed (a) to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company, if applicable, (b) to form a group to solicit proxies for the election of certain persons nominated for election to the Board at the Annual Meeting and to take such other actions as the group deems advisable, (c) that Mses. Ambers, Hochhauser and O’Neal and Messrs. Corcoran, Ohlendorf, Sheff and Vallarino would not enter into any transactions in the securities of the Company without written notice to AREX Capital Management’s counsel, and (d) that AREX Capital Management would bear all pre-approved expenses incurred in connection with the Participants’ activities.

On May 27, 2020, while Mr. Corcoran was a member of its board of directors, due to the strain the COVID-19 pandemic and related store closures placed on the business, Tuesday Morning, along with certain of its direct and indirect subsidiaries, filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division, which were administered under the caption “In re: Tuesday Morning Corporation, et. al., Case No. 20-31476-HDH-11.”

On January 26, 2024, Charter Healthcare, along with certain of its direct and indirect subsidiaries and affiliates, filed voluntary petitions under Chapter 7 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. The board of directors and capital partner of Charter Healthcare decided to cease operations and file the foregoing petitions as a result of its previous violation of certain debt covenants contained in loan agreements with certain of its lenders, which occurred six months before Ms. O’Neal joined the executive team of Charter Healthcare as its COO, as well as the commencement of a lawsuit filed by a former employee.

Dr. Sheff provides fractional CMO and board advisory services to tango, which is party to an agreement with the Company pursuant to which it will pay the Company for providing services to members of certain Medicare Advantage plans, and provides fractional CMO services to Medalogix, in which the Company has a $2.0 million minority equity investment and incurs certain costs in connection with the use of its analytics platforms. From 2020 to 2022, Dr. Sheff served as Interim President and Chief Medical Officer, Home Solutions, of Humana, which has an ongoing commercial relationship with the Company. Dr. Sheff has had no direct or indirect material interest in any of the transactions or arrangements involving EHAB discussed above that would require disclosure under Item 404(a)(3) and (4) of Regulation S-K of the Exchange Act (“Regulation S-K”).

While working as the Interim Chief Human Resources Officer of Amedisys, Ms. Ambers previously worked with Pay Governance, which was the compensation consultant engaged by Amedisys and is also the compensation consultant engaged by the Company’s Compensation Committee. Ms. Ambers, in her capacity as Chief People Officer of Ivy Rehab Network, is currently working on the implementation of Workday with Mercer, which is the compensation consultant engaged by the Company’s management.

Except as otherwise set forth in this proxy statement (including the Schedules hereto), (i) during the past 10 years, none of the AREX Nominees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no AREX Nominee directly or indirectly beneficially owns any securities of the Company; (iii) no AREX Nominee owns any securities of the Company which are owned of record but not beneficially; (iv) no AREX Nominee has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Nominee is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no AREX Nominee nor any of his or her associates is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Nominee owns beneficially, directly or indirectly, any securities of the Company; (viii) no AREX Nominee owns beneficially, directly or indirectly, any securities of any affiliate of the Company; (ix) no AREX Nominee nor any of his or her affiliates, associates or immediate family members was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, which transaction has materially affected or will materially affect the Company or any of its affiliates or in which the amount involved exceeds $120,000; (x) no AREX Nominee nor any of his or her associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no AREX Nominee or any of their respective associates has a substantial or material interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting, other than the election of directors; (xii) no AREX Nominee holds any positions or offices with the Company; (xiii) no AREX Nominee has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; and (xiv) no companies or organizations, with which any of the AREX Nominees has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company. There are no material proceedings to which any AREX Nominee or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as disclosed herein, with respect to each of the AREX Nominees, (a) none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K occurred during the past ten years, (b) there are no relationships involving any AREX Nominee or any AREX Nominee’s associates that would have required disclosure under Item 407(e)(4) of Regulation S-K had such Nominee been a director of the Company, and (c) none of the AREX Nominees nor any of their associates has received any fees earned or paid in cash, stock awards, option awards, non-equity incentive plan compensation, changes in pension value or nonqualified deferred compensation earnings or any other compensation from the Company during the Company’s last completed fiscal year, or was subject to any other compensation arrangement described in Item 402 of Regulation S-K.

Other than as set forth in this Proxy Statement, there are no agreements, arrangements or understandings between or among AREX and the AREX Nominees or any other person or persons pursuant to which the nominations described herein are to be made, other than the consent by each of the AREX Nominees to be named as a nominee of AREX Capital Master in any proxy statement relating to the Annual Meeting and serving as a director of the Company if elected. None of the AREX Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

If we are successful in obtaining stockholder approval for the election of five (5) or more of the AREX Nominees at the Annual Meeting, then a change of control of the Board may be deemed to have occurred under certain of the Company’s material agreements and contracts. According to the Company’s proxy statement and based on a review of the Company’s material agreements and contracts, such a change of control may trigger certain change of control provisions or payments contained therein as described below.

Pursuant to the Company’s compensation and benefit plans, a change in control occurs under specific circumstances, including if, during any 24 month period, the individuals who, at the beginning of such period, constituted the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board (any person becoming a director in the future whose election, or nomination for election, was approved by a vote of at least a majority of the directors then constituting the Incumbent Board shall be considered as though such person were a member of the Incumbent Board). According to the Company’s proxy statement, each of the Company’s named executive officers is a participant in the Company’s Executive Change in Control Benefits Plan (the “Plan”). If a participant’s employment with the Company is terminated during the pre-change in control period or within 24 months following a change in control, either by the participant for good reason (as defined in the plan) or by the Company without cause, the participant is entitled to certain payments and benefits, subject to the participant’s execution of an effective restrictive covenant and release agreement. These payments include (i) a lump sum severance payment equal to the sum of the participant’s highest annual base salary in the preceding three years plus the average of actual annual incentives for the prior three years, multiplied by an applicable multiplier, (ii) a prorated annual incentive award for any incomplete performance period (and, in the case of a termination after the completion of the performance period but before payment of the earned award, an amount for such completed period based on actual performance), plus (iii) any accrued obligation. Additionally, participants and their dependents will continue to be covered by all Company medical, dental, and vision insurance plans and programs for the applicable period at the same cost-sharing arrangement as active employees.

Under the Plan, in the event of a change in control, certain outstanding equity awards would vest under certain conditions. If a replacement award is not provided, the outstanding awards would vest immediately. If a replacement award is provided, but the participant resigns for good reason or is terminated without cause within 24 months following the change in control, the outstanding awards would vest. Options or stock appreciation rights that vest as described in the immediately preceding sentence would remain exercisable until the earlier of two years following termination or the original expiration date.

We do not expect that any of the AREX Nominees will be unable to stand for election, but, in the event any AREX Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed WHITE universal proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Company’s organizational documents and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to its organizational documents or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any AREX Nominee, to the extent this is not prohibited under the Company’s organizational documents and applicable law. In any such case, shares of Common Stock represented by the enclosed WHITE universal proxy card will be voted for such substitute nominee(s). In the event AREX nominates substitute and/or additional nominees, as applicable, prior to the Annual Meeting, it will file an amended proxy statement identifying such nominees, disclosing whether such nominees have consented to being named in the revised proxy statement and to serve as a director of the Company if elected, and otherwise disclose such other information required by applicable law.

AREX and EHAB will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Each of the AREX Nominees has consented to being named as a nominee for election as a director of the Company in any proxy statement relating to the Annual Meeting. Stockholders will have the ability to vote for up to nine (9) nominees on AREX’s enclosed WHITE universal proxy card. Any stockholder who wishes to vote for any combination of the AREX Nominees and the Company’s nominees may do so on the enclosed WHITE universal proxy card. There is no need to use the Company’s yellow universal proxy card or voting instruction form, regardless of how you wish to vote.

Stockholders are permitted to vote for fewer than nine (9) nominees or for any combination (up to nine (9) total) of the AREX Nominees and the Company’s nominees on the WHITE universal proxy card. However, if stockholders choose to vote for any of the Company’s nominees, we recommend that stockholders vote in favor of the Unopposed Company Nominees, who we believe are sufficiently qualified to serve as a director, to help achieve a Board composition that we believe is in the best interest of all stockholders. There is no need to use the Company’s yellow universal proxy card or voting instruction form, regardless of how you wish to vote. However, AREX urges stockholders to vote using our WHITE universal proxy card “FOR” all of the AREX Nominees and “FOR” the Unopposed Company Nominees.

The Company nominees that AREX does not oppose and believes are sufficiently qualified to serve as directors with the AREX Nominees are the Unopposed Company Nominees. Certain information about the Unopposed Company Nominees is set forth in the Company’s proxy statement. AREX is not responsible for the accuracy of any information provided by or relating to EHAB or its nominees contained in any proxy solicitation materials filed or disseminated by, or on behalf of, EHAB or any other statements that EHAB or its representatives have made or may otherwise make.

IF YOU MARK FEWER THAN NINE (9) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, THIS PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED “FOR” THOSE NOMINEES YOU HAVE SO MARKED AND DEFAULT TO A “WITHHOLD” VOTE WITH RESPECT TO ANY NOMINEE LEFT UNMARKED. IF NO DIRECTION IS INDICATED WITH RESPECT TO HOW YOU WISH TO VOTE YOUR SHARES, THE PROXIES NAMED THEREIN WILL VOTE SUCH SHARES “FOR” THE SEVEN (7) AREX NOMINEES AND THE TWO (2) UNOPPOSED COMPANY NOMINEES.

IMPORTANTLY, IF YOU MARK MORE THAN NINE (9) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF THE AREX NOMINEES ON THE ENCLOSED WHITE UNIVERSAL PROXY CARD.

PROPOSAL 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit & Finance Committee of the Board selected the firm of PricewaterhouseCoopers LLP to be the Company’s independent registered public accounting firm for the 2024 audit period, and the Board is recommending that stockholders ratify such appointment.

According to the Company’s proxy statement, the Audit & Finance Committee will reconsider the appointment of PricewaterhouseCoopers LLP for the next audit period if such appointment is not ratified.

WE RECOMMEND STOCKHOLDERS VOTE “FOR” THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

PROPOSAL 3

ADVISORY VOTE ON EXECUTIVE COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Company is asking stockholders to approve, on an advisory basis, the Company’s compensation of its named executive officers as described under “Executive Compensation,” including the “Executive Summary” section, in the Company’s proxy statement. This proposal, commonly referred to as a “say-on-pay” proposal, gives stockholders the opportunity to express their views on the named executive officers’ compensation. According to the Company’s proxy statement, this vote is not intended to address any specific item of compensation, but rather the overall compensation of the named executive officers and the philosophy, policies, and practices described in the Company’s proxy statement. Accordingly, the Board is asking stockholders to vote for the following non-binding resolution:

“RESOLVED, that the Company’s stockholders approve, on an advisory basis, the compensation of the named executive officers for 2024, as discussed and disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2024 Summary Compensation Table and the other related tables and disclosure in this proxy statement.”

As discussed in the Company’s proxy statement, while the vote on the executive compensation resolution is advisory, and therefore non-binding on the Company, the Compensation & Human Capital Committee or the Board, the Company will consider stockholders’ concerns, and the Compensation & Human Capital Committee will evaluate whether any actions are necessary to address those concerns.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Stockholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares after the Record Date. Each share entitles the holder to one vote on each of the matters to be voted upon at the Annual Meeting. Based on publicly available information, AREX believes that the only class of stock of the Company entitled to vote at the Annual Meeting is its Common Stock.

Shares of Common Stock represented by properly executed WHITE universal proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the AREX Nominees and the Unopposed Company Nominees, FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm, and FOR the approval of the advisory vote on the compensation of the Company’s named executive officers.

The Company has an annually elected Board with nine (9) directors standing for election at the Annual Meeting. We are soliciting proxies to elect not only the seven (7) AREX Nominees, but also the two (2) Unopposed Company Nominees. AREX and EHAB will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to nine (9) nominees on AREX’s enclosed WHITE universal proxy card. Any stockholder who wishes to vote for any combination of the AREX Nominees and the Company’s nominees may do so on the enclosed WHITE universal proxy card. There is no need to use the Company’s yellow universal proxy card or voting instruction form, regardless of how you wish to vote.

Stockholders are permitted to vote for fewer than nine (9) nominees or for any combination (up to nine (9) total) of the AREX Nominees and the Company’s nominees on the WHITE universal proxy card. However, if stockholders choose to vote for any of the Company’s nominees, we recommend that stockholders vote in favor of only the Company’s nominees who we believe are most qualified to serve as directors – the “Unopposed Company Nominees” – to help achieve a Board composition that we believe is in the best interest of all stockholders. We recommend that stockholders do not vote for any of the Company’s nominees other than the Unopposed Company Nominees. Among other potential consequences, voting for Company nominees other than the Unopposed Company Nominees may result in the failure of one or more of AREX Nominees to be elected to the Board.

We believe that voting on the WHITE universal proxy card provides the best opportunity for stockholders to elect all of the AREX Nominees and achieve the best Board composition overall. AREX therefore urges stockholders to use our WHITE universal proxy card to vote “FOR” the seven (7) AREX Nominees and “FOR” the two (2) Unopposed Company Nominees.

IMPORTANTLY, IF YOU MARK MORE THAN NINE (9) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK FEWER THAN NINE (9) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, THIS PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED “FOR” THOSE NOMINEES YOU HAVE SO MARKED AND DEFAULT TO A “WITHHOLD” VOTE WITH RESPECT TO ANY NOMINEE LEFT UNMARKED.

VIRTUAL MEETING

The Company has disclosed that the Annual Meeting will take place in a virtual meeting format only. Stockholders will not be able to attend the Annual Meeting in person.

The Company has disclosed that the Annual Meeting will be held online via a live audio webcast at www.cesonlineservices.com/ehab24_vm, where you will be able to vote electronically and submit questions during the meeting. No physical meeting will be held. You are entitled to participate in the Annual Meeting if you are a stockholder of record as of the close of business on the Record Date or if you hold a valid proxy for the Annual Meeting. To participate in the virtual 2024 Annual Meeting, you must register in advance at www.cesonlineservices.com/ehab24_vm prior to the deadline of 9:00 a.m. (CDT) on July 24, 2024.

VOTING

Stockholder of Record

If you are a stockholder of record, you may vote your shares via the Internet at https://www.MyProxyOnline.com. You may also vote by telephone by calling 1-866-437-4674, or by completing, signing and dating the WHITE universal proxy card. Authorizing a proxy by telephone or through the Internet requires you to input your 12-digit control number located on your WHITE universal proxy card. In order to be valid and acted upon at the Annual Meeting, your proxy must be received before 11:59 p.m. (CDT) on July 24, 2024.

Beneficial Owner

According to the Company’s proxy statement, if you are a stockholder whose shares are held in a stock brokerage account or by a bank or other nominee as of the Record Date, you are invited to attend the virtual Annual Meeting; however, you may not vote your shares at the Annual Meeting unless you obtain a written proxy from your broker. As a beneficial owner of your shares, you are entitled to direct your broker how to vote your shares. You may instruct your broker on how to vote by completing the voting instruction form provided to you by your broker. You may also vote by telephone or via the Internet if your broker makes such methods available, in which case applicable instructions will be provided to you by your broker.

Whether or not you plan to attend the Annual Meeting, we urge you to sign, date and return the enclosed WHITE universal proxy card in the postage-paid envelope provided, or vote via the Internet or telephone as instructed on the WHITE universal proxy card.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. According to the Company’s proxy statement, the presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the shares of all of the Company’s capital stock outstanding and entitled to vote on the Record Date will constitute a quorum. At the close of business on the Record Date, 50,156,310 shares of Common Stock were issued and outstanding. According to the Company’s proxy statement, proxies received but marked as withholds, abstentions, and broker non-votes, if any, will be included in the calculation of the number of shares considered to be present at the Annual Meeting for purposes of a quorum.

If you are a stockholder of record, you must deliver your vote by Internet, telephone or mail or attend the Annual Meeting virtually and vote in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum. A broker non-vote occurs when a broker holding shares for a beneficial owner has discretionary authority to vote on “routine” matters brought before a stockholder meeting, but the beneficial owner of the shares fails to provide the broker with specific instructions on how to vote on any “non-routine” matters brought to a vote at the stockholder meeting. Under the rules governing brokers’ discretionary authority, if a stockholder receives proxy materials from or on behalf of both AREX and the Company, then brokers holding shares in such stockholder’s account will not be permitted to exercise discretionary authority regarding any of the proposals to be voted on at the Annual Meeting, whether “routine” or not. As a result, there would be no broker non-votes by such brokers. In such case, if you do not submit any voting instructions to your broker, then your shares will not be counted in determining the outcome of any of the proposals at the Annual Meeting, nor will your shares be counted for purposes of determining whether a quorum exists. However, if you receive proxy materials only from the Company, then brokers will be entitled to vote your shares on “routine” matters without instructions from you. The only proposal that would be considered “routine” in such event is Proposal 2 (ratification of the Company’s independent registered public accounting firm). A broker will not be entitled to vote your shares on any “non-routine” matters, absent instructions from you. We urge you to instruct your broker about how you wish your shares to be voted.

VOTES REQUIRED FOR APPROVAL

Proposal 1: Election of Directors ─ According to the Company’s proxy statement, as a result of our nomination of the AREX Nominees, the election of directors to the Board at the Annual Meeting is contested and the Company has a plurality vote standard for contested elections. Accordingly, the nine (9) director nominees receiving the highest number of “FOR” votes will be elected as directors. Withhold votes and broker non-votes, if any, will not affect the outcome of the vote on the election of a director.

Proposal 2: Ratification of Independent Registered Public Accounting Firm ─ According to the Company’s proxy statement, the ratification of the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm requires approval by holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting. If you hold your shares in street name, your broker may not vote your shares without your instruction. The Company has disclosed that abstentions will have the effect of votes against the proposal, and broker non-votes, if any, will have no effect on the vote.

Proposal 3: Advisory Vote to Approve Executive Compensation ─ According to the Company’s proxy statement, the Board will consider the proposal approved if a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting approve the proposal. If you hold your shares in street name, your broker may not vote your shares without your instruction. The Company has disclosed that abstentions will have the effect of votes against the proposal, and broker non-votes, if any, will have no effect on the vote.

Under applicable Delaware law, appraisal rights are not applicable to the voting on any matter to be considered at the Annual Meeting. If you sign and submit your WHITE universal proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with AREX’s recommendations specified herein and in accordance with the discretion of the persons named on the WHITE universal proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting virtually (although, attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to AREX in care of Saratoga at the address set forth on the back cover of this Proxy Statement or to the Corporate Secretary of the Company at 6688 N. Central Expressway, Suite 1300, Dallas, Texas 75206, or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to AREX in care of Saratoga at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock. Additionally, Saratoga may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the AREX Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE AREX NOMINEES, PLEASE SIGN, DATE AND RETURN THE ENCLOSED WHITE UNIVERSAL PROXY CARD TODAY IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by AREX. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements.

AREX has entered into an agreement with Saratoga for solicitation and advisory services in connection with the solicitation, for which Saratoga will receive a fee not to exceed $150,000, together with reimbursement for its reasonable and out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Saratoga will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. AREX has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares they hold of record. It is anticipated that Saratoga will employ approximately 15 persons to solicit the Company’s stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by AREX. Costs of this solicitation of proxies are currently estimated to be $[●]. AREX estimates that through the date hereof, its expenses in connection with this solicitation are approximately $[●]. To the extent legally permissible, if AREX is successful in its proxy solicitation, AREX intends to seek reimbursement from the Company for the expenses it incurs in connection with this solicitation. AREX does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The Participants in this proxy solicitation are the members of the AREX Group and the AREX Nominees.

The principal business address of each of AREX Capital Master, AREX Capital Partners, AREX Limited, AREX Capital GP, AREX Capital Management, AREX Capital Management GP and Andrew Rechtschaffen is 10 E. 53rd Street, 11th Floor, New York, New York 10022.

The principal business of AREX Capital Master, a Cayman Islands exempted limited partnership, is investing in securities. Each of AREX Capital Partners, a Delaware limited partnership, and AREX Limited, a Cayman Islands exempted company, is a private investment partnership that serves as a feeder fund to AREX Capital Master. The principal business of AREX Capital GP, a Delaware limited liability company, is serving as the general partner of AREX Capital Master. The principal business of AREX Capital Management, a Delaware limited partnership, is serving as the investment advisor to AREX Capital Master and the AREX Managed Accounts (as defined below). The principal business of AREX Capital Management GP, a Delaware limited liability company, is serving as the general partner of AREX Capital Management. The principal occupation of Mr. Rechtschaffen is serving as the Managing Member of each of AREX Capital GP and AREX Capital Management GP. Mr. Rechtschaffen is a citizen of the United States of America.

As of the date hereof, AREX Capital Master directly beneficially owns 566,234 shares of Common Stock. Each of AREX Capital Partners and AREX Limited, as feeder funds of AREX Capital Master, may be deemed to beneficially own the 566,234 shares of Common Stock owned by AREX Capital Master. AREX Capital GP, as the general partner of AREX Capital Master, may be deemed to beneficially own the 566,234 shares of Common Stock owned by AREX Capital Master. AREX Capital Management, as the investment advisor of each of AREX Capital Master and certain accounts separately managed by AREX Capital Management (the “AREX Managed Accounts”), may be deemed to beneficially own the 2,446,162 shares of Common Stock owned in the aggregate by AREX Capital Master and held in the AREX Managed Accounts. AREX Capital Management GP, as the general partner of AREX Capital Management, may be deemed to beneficially own the 2,446,162 shares of Common Stock owned in the aggregate by AREX Capital Master and held in the AREX Managed Accounts. Mr. Rechtschaffen, as the Managing Member of each of AREX Capital GP and AREX Capital Management GP, may be deemed to beneficially own the 2,446,162 shares of Common Stock owned in the aggregate by AREX Capital Master and held in the AREX Managed Accounts. As of the date hereof, none of the AREX Nominees own any shares of Common Stock.

AREX Capital Master has entered into certain cash-settled total return swap agreements with Morgan Stanley Capital Services LLC (“Morgan Stanley”) as the counterparty (the “Swap Agreements”). The swaps with Morgan Stanley constitute economic exposure to an aggregate of 71,929 notional shares of Common Stock, representing less than one percent of the outstanding shares of Common Stock, which have a reference price of $9.569 and an expiration date of December 31, 2025. The Swap Agreements provide AREX Capital Master with economic results that are comparable to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are the subject of the Swap Agreements (such shares, the “Subject Shares”). AREX Capital Master and the other the other participants in this solicitation disclaim beneficial ownership of the Subject Shares.

Each Participant, as a member of a “group” with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to beneficially own the 2,446,162 shares of Common Stock owned in the aggregate by all of the Participants in this solicitation. Each Participant in this solicitation disclaims beneficial ownership of the shares of Common Stock he, she or it does not directly own. For information regarding the transactions in the securities of the Company during the past two (2) years by the Participants, see Schedule I. The shares of Common Stock owned by AREX Capital Master and held in the AREX Capital Managed Accounts were purchased with working capital in open market purchases.

Except as otherwise set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her or its associates or immediate family members was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; (xii) no Participant holds any positions or offices with the Company; (xiii) no Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer, (xiv) no companies or organizations, with which any of the Participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company and (xv) there are no material proceedings to which any Participant or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

OTHER MATTERS AND ADDITIONAL INFORMATION

AREX is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which AREX is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed WHITE universal proxy card will vote on such matters in their discretion.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, Saratoga, at the address set forth on the back cover of this Proxy Statement, or call toll free at (888) 368-0379. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and telephone number.

The information concerning the Company and the proposals in the Company’s proxy statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, we were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Participants is given only to the knowledge of AREX.

This Proxy Statement is dated [●], 2024. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to stockholders shall not create any implication to the contrary.

STOCKHOLDER PROPOSALS

According to the Company’s proxy statement, if you want the Company to include a proposal in its proxy statement for the 2025 Annual Meeting pursuant to Rule 14a-8 under the Exchange Act, you must submit it by mail or courier service and addressed to Enhabit, Inc., 6688 N. Central Expressway, Suite 1300, Dallas, Texas 75206, Attention: Corporate Secretary, by February 10, 2025. Any such proposal should comply with the requirements of Rule 14a-8.

In addition, according to the Company’s proxy statement, under the Bylaws, a stockholder wishing to bring director nominations or other business before an annual meeting outside of the Rule 14a-8 process is required to provide advance written notice to the Corporate Secretary at the principal executive offices of the Company regarding such nominations or other business and provide the information and satisfy the other requirements set forth in the Bylaws. To be timely for purposes of the 2025 Annual Meeting, such notice must be delivered to or be mailed and received by the Secretary no earlier than March 27, 2025 and no later than April 26, 2025. However, if the 2025 Annual Meeting is not within 30 days before or after the anniversary date of the 2024 Annual Meeting, in order to be timely, such notice must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.

In addition, according to the Company’s proxy statement, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act (including a statement that such stockholder intends to solicit the holders of shares representing at least 67% of the voting power of the Company’s shares entitled to vote on the election of directors in support of director nominees other than the Company’s nominees), which notice must be postmarked or transmitted electronically to Enhabit at its principal executive offices no later than 60 calendar days prior to the anniversary date of the 2024 Annual Meeting (for the 2025 Annual Meeting, no later than May 26, 2025). However, if the date of the 2025 Annual Meeting is changed by more than 30 calendar days from such anniversary date, then notice must be provided by the later of 60 calendar days prior to the date of the 2025 Annual Meeting or the 10th calendar day following the day on which public announcement of the date of the 2025 Annual Meeting is first made by Enhabit.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2025 Annual Meeting is based on information contained in the Company’s proxy statements and the Bylaws. The incorporation of this information in this Proxy Statement should not be construed as an admission by AREX that such procedures are legal, valid or binding.

CERTAIN ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S REGISTERED PUBLIC ACCOUNTING FIRM AND OTHER IMPORTANT INFORMATION. STOCKHOLDERS ARE DIRECTED TO REFER TO THE COMPANY’S PROXY STATEMENT FOR THE FOREGOING INFORMATION, INCLUDING INFORMATION REQUIRED BY ITEM 7 OF SCHEDULE 14A WITH REGARD TO THE COMPANY’S NOMINEES. STOCKHOLDERS CAN ACCESS THE COMPANY’S PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS DISCLOSING THIS INFORMATION, WITHOUT COST, ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements.

Your vote is important. No matter how many or how few shares you own, please vote to elect the AREX Nominees by marking, signing, dating and mailing the enclosed WHITE universal proxy card promptly.

AREX Capital Master Fund, LP [●], 2024

SCHEDULE I

TRANSACTIONS IN SECURITIES OF the Company during the past two years

Nature of Transaction	Securities Purchased/(Sold)	Date of Purchase/Sale

AREX CAPITAL MASTER FUND, LP

Purchase of Cash-Settled Swaps	53,125*	07/01/2022
Purchase of Common Stock	53,969	08/04/2022
Purchase of Common Stock	22,582	08/05/2022
Purchase of Common Stock	6,150	08/08/2022
Purchase of Common Stock	9,120	08/11/2022
Purchase of Common Stock	228	08/12/2022
Sale of Common Stock	(7,984)	08/30/2022
Sale of Common Stock	(7,984)	08/31/2022
Purchase of Common Stock	5,018	09/07/2022
Purchase of Common Stock	4,562	09/21/2022
Sale of Common Stock	(66,606)	11/01/2022
Purchase of Common Stock	4,100	11/30/2022
Purchase of Common Stock	8,200	12/01/2022
Purchase of Common Stock	21,886	12/02/2022
Purchase of Common Stock	4,100	12/05/2022
Purchase of Common Stock	8,662	12/06/2022
Purchase of Common Stock	2,050	12/07/2022
Purchase of Common Stock	2,050	12/08/2022
Purchase of Common Stock	2,050	12/09/2022
Purchase of Common Stock	6,150	01/09/2023
Purchase of Common Stock	2,050	01/10/2023
Purchase of Common Stock	2,050	01/11/2023
Purchase of Common Stock	2,050	01/12/2023
Purchase of Common Stock	2,050	01/13/2023
Purchase of Common Stock	18,912	01/17/2023
Purchase of Common Stock	18,913	01/18/2023
Purchase of Common Stock	8,032	01/19/2023
Purchase of Common Stock	2,050	01/20/2023
Sale of Common Stock	(33)	01/20/2023
Purchase of Common Stock	2,050	01/23/2023
Purchase of Common Stock	2,050	01/24/2023
Purchase of Common Stock	6,150	01/26/2023
Purchase of Common Stock	2,050	01/27/2023
Purchase of Common Stock	2,050	01/30/2023
Purchase of Common Stock	2,050	01/31/2023
Purchase of Common Stock	2,050	02/01/2023
Purchase of Common Stock	47,151	02/15/2023
Purchase of Common Stock	11,522	02/16/2023
Purchase of Common Stock	8,200	02/17/2023
Purchase of Common Stock	11,029	02/21/2023
Purchase of Common Stock	12,300	02/22/2023
Purchase of Common Stock	11,275	02/23/2023

Purchase of Common Stock	21,525	02/24/2023
Purchase of Common Stock	8,200	02/27/2023
Purchase of Common Stock	8,200	02/28/2023
Purchase of Common Stock	30,750	03/01/2023
Purchase of Common Stock	16,810	03/02/2023
Purchase of Common Stock	11,890	03/03/2023
Purchase of Common Stock	19,680	03/06/2023
Purchase of Common Stock	9,020	03/07/2023
Purchase of Common Stock	12,300	03/08/2023
Purchase of Common Stock	6,150	03/09/2023
Purchase of Common Stock	6,150	03/10/2023
Purchase of Common Stock	2,050	03/13/2023
Purchase of Common Stock	1,230	03/14/2023
Purchase of Common Stock	820	03/15/2023
Purchase of Common Stock	1,025	03/16/2023
Purchase of Common Stock	1,025	03/17/2023
Purchase of Common Stock	1,025	03/20/2023
Purchase of Common Stock	1,025	03/21/2023
Purchase of Common Stock	820	03/22/2023
Purchase of Common Stock	1,025	03/23/2023
Purchase of Common Stock	205	03/24/2023
Purchase of Common Stock	6,150	03/29/2023
Purchase of Common Stock	10,250	03/30/2023
Purchase of Common Stock	8,200	03/31/2023
Purchase of Common Stock	12,233	04/03/2023
Purchase of Common Stock	4,100	04/04/2023
Purchase of Common Stock	2,050	04/05/2023
Purchase of Common Stock	2,050	04/06/2023
Purchase of Common Stock	1,025	04/10/2023
Purchase of Common Stock	1,025	04/11/2023
Purchase of Common Stock	1,025	04/12/2023
Purchase of Common Stock	1,025	04/13/2023
Purchase of Common Stock	1,025	04/14/2023
Purchase of Common Stock	4,510	04/17/2023
Purchase of Common Stock	10,865	04/18/2023
Purchase of Common Stock	4,100	04/19/2023
Purchase of Common Stock	4,100	04/20/2023
Purchase of Common Stock	8,470	04/28/2023
Purchase of Common Stock	1,230	05/01/2023
Purchase of Common Stock	2,460	05/02/2023
Purchase of Common Stock	1,640	05/03/2023
Purchase of Common Stock	4,780	05/10/2023
Purchase of Common Stock	820	05/11/2023
Purchase of Common Stock	4,100	05/12/2023
Purchase of Common Stock	2,050	05/15/2023
Purchase of Common Stock	2,050	05/16/2023
Purchase of Common Stock	4,100	05/17/2023
Purchase of Common Stock	8,200	05/18/2023
Purchase of Common Stock	4,100	05/19/2023
Purchase of Common Stock	3,280	05/22/2023
Purchase of Common Stock	2,870	05/23/2023

Purchase of Common Stock	4,100	05/24/2023
Purchase of Common Stock	11,070	05/25/2023
Purchase of Common Stock	9,430	05/26/2023
Purchase of Common Stock	2,050	05/30/2023
Purchase of Common Stock	2,050	05/31/2023
Purchase of Common Stock	1,230	06/01/2023
Purchase of Cash-Settled Swaps	1,000*	06/02/2023
Purchase of Cash-Settled Swaps	20,000*	06/06/2023
Sale of Common Stock	(32,248)	06/06/2023
Purchase of Cash-Settled Swaps	15,000*	06/07/2023
Sale of Common Stock	(16,400)	06/07/2023
Purchase of Cash-Settled Swaps	13,500*	06/08/2023
Sale of Common Stock	(10,710)	06/08/2023
Sale of Common Stock	(361)	06/09/2023
Purchase of Common Stock	8,200	06/12/2023
Purchase of Common Stock	2,050	06/15/2023
Purchase of Cash-Settled Swaps	25,000*	06/30/2023
Purchase of Common Stock	10,250	06/30/2023
Sale of Common Stock	(25,000)	06/30/2023
Purchase of Common Stock	366	07/05/2023
Sale of Common Stock	(366)	07/05/2023
Purchase of Cash-Settled Swaps	40,000*	08/10/2023
Purchase of Cash-Settled Swaps	20,000*	08/11/2023
Purchase of Common Stock	281	10/26/2023
Sale of Cash-Settled Swaps	(343)*	11/06/2023
Sale of Cash-Settled Swaps	(35,000)*	11/07/2023
Purchase of Cash-Settled Swaps	10,000*	11/08/2023
Purchase of Common Stock	8,200	11/15/2023
Purchase of Common Stock	4,100	11/16/2023
Sale of Common Stock	(2,132)	11/27/2023
Sale of Common Stock	(2,641)	11/28/2023
Sale of Common Stock	(3,427)	11/30/2023
Sale of Common Stock	(4,100)	12/01/2023
Purchase of Common Stock	8,200	12/15/2023
Purchase of Common Stock	6,150	12/18/2023
Purchase of Common Stock	42	12/20/2023
Sale of Common Stock	(42)	12/20/2023
Purchase of Common Stock	4,100	12/29/2023
Purchase of Common Stock	2,050	01/02/2024
Purchase of Common Stock	1,960	01/03/2024
Purchase of Common Stock	4,190	01/04/2024
Sale of Common Stock	(3,920)	01/09/2024
Purchase of Common Stock	8,200	01/17/2024
Purchase of Common Stock	6,150	01/19/2024
Purchase of Common Stock	2,050	01/25/2024
Sale of Common Stock	(8,200)	01/29/2024
Sale of Common Stock	(8,200)	01/30/2024
Sale of Common Stock	(6,314)	01/31/2024
Sale of Common Stock	(5,986)	02/01/2024
Sale of Common Stock	(4,100)	02/02/2024
Sale of Common Stock	(549)	02/05/2024

Sale of Common Stock	(40,816)	02/06/2024
Sale of Common Stock	(1,412)	02/27/2024
Sale of Common Stock	(5,880)	03/06/2024
Sale of Cash-Settled Swaps	(25,000)*	03/20/2024
Purchase of Common Stock	25,000	03/20/2024
Sale of Cash-Settled Swaps	(50,000)*	03/21/2024
Purchase of Common Stock	50,000	03/21/2024
Sale of Cash-Settled Swaps	(5,000)*	04/29/2024
Purchase of Common Stock	12,500	05/06/2024
Sale of Cash-Settled Swaps	(15,000)*	05/06/2024
Sale of Cash-Settled Swaps	(5,000)*	05/07/2024
Sale of Cash-Settled Swaps	(7,500)*	05/08/2024
Purchase of Common Stock	7,840	05/09/2024
Purchase of Common Stock	3,920	05/10/2024
Purchase of Common Stock	3,920	05/15/2024
Purchase of Common Stock	277	05/16/2024
Purchase of Cash-Settled Swaps	9,647*	05/16/2024
Purchase of Cash-Settled Swaps	7,500*	05/17/2027

*Represents shares of Common Stock underlying Cash-Settled Swaps.

arex capital management, lp

(Through the AREX Managed Accounts)

Purchase of Common Stock	8,125	07/01/2022
Purchase of Common Stock	2,000	08/01/2022
Purchase of Common Stock	10,281	08/04/2022
Purchase of Common Stock	2,168	08/05/2022
Purchase of Common Stock	1,350	08/08/2022
Purchase of Common Stock	880	08/11/2022
Purchase of Common Stock	22	08/12/2022
Sale of Common Stock	(766)	08/30/2022
Sale of Common Stock	(766)	08/31/2022
Purchase of Common Stock	482	09/07/2022
Purchase of Common Stock	438	09/21/2022
Sale of Common Stock	(6,394)	11/01/2022
Purchase of Common Stock	900	11/30/2022
Purchase of Common Stock	1,800	12/01/2022
Purchase of Common Stock	3,114	12/02/2022
Purchase of Common Stock	900	12/05/2022
Purchase of Common Stock	1,338	12/06/2022
Purchase of Common Stock	450	12/07/2022
Purchase of Common Stock	450	12/08/2022
Purchase of Common Stock	450	12/09/2022
Purchase of Common Stock	1,350	01/09/2023
Purchase of Common Stock	450	01/10/2023
Purchase of Common Stock	450	01/11/2023
Purchase of Common Stock	450	01/12/2023
Purchase of Common Stock	450	01/13/2023

Purchase of Common Stock	3,588	01/17/2023
Purchase of Common Stock	3,587	01/18/2023
Purchase of Common Stock	2,008	01/19/2023
Purchase of Common Stock	450	01/20/2023
Sale of Common Stock	(7)	01/20/2023
Purchase of Common Stock	450	01/23/2023
Purchase of Common Stock	450	01/24/2023
Purchase of Common Stock	1,350	01/26/2023
Purchase of Common Stock	450	01/27/2023
Purchase of Common Stock	450	01/30/2023
Purchase of Common Stock	450	01/31/2023
Purchase of Common Stock	450	02/01/2023
Purchase of Common Stock	30,349	02/15/2023
Purchase of Common Stock	17,529	02/16/2023
Purchase of Common Stock	11,800	02/17/2023
Purchase of Common Stock	12,420	02/21/2023
Purchase of Common Stock	12,700	02/22/2023
Purchase of Common Stock	2,475	02/23/2023
Purchase of Common Stock	8,975	02/24/2023
Purchase of Common Stock	1,800	02/27/2023
Purchase of Common Stock	1,800	02/28/2023
Purchase of Common Stock	6,750	03/01/2023
Purchase of Common Stock	3,690	03/02/2023
Purchase of Common Stock	2,610	03/03/2023
Purchase of Common Stock	4,320	03/06/2023
Purchase of Common Stock	1,980	03/07/2023
Purchase of Common Stock	2,700	03/08/2023
Purchase of Common Stock	1,350	03/09/2023
Purchase of Common Stock	1,350	03/10/2023
Purchase of Common Stock	450	03/13/2023
Purchase of Common Stock	270	03/14/2023
Purchase of Common Stock	180	03/15/2023
Purchase of Common Stock	225	03/16/2023
Purchase of Common Stock	225	03/17/2023
Purchase of Common Stock	7,725	03/20/2023
Purchase of Common Stock	225	03/21/2023
Purchase of Common Stock	180	03/22/2023
Purchase of Common Stock	225	03/23/2023
Purchase of Common Stock	45	03/24/2023
Purchase of Common Stock	1,350	03/29/2023
Purchase of Common Stock	51,350	03/30/2023
Purchase of Common Stock	50,466	03/31/2023
Purchase of Common Stock	50,001	04/03/2023
Purchase of Common Stock	900	04/04/2023
Purchase of Common Stock	450	04/05/2023
Purchase of Common Stock	450	04/06/2023
Purchase of Common Stock	225	04/10/2023
Purchase of Common Stock	225	04/11/2023
Purchase of Common Stock	225	04/12/2023
Purchase of Common Stock	225	04/13/2023
Purchase of Common Stock	225	04/14/2023
Purchase of Common Stock	990	04/17/2023

Purchase of Common Stock	2,385	04/18/2023
Purchase of Common Stock	900	04/19/2023
Purchase of Common Stock	900	04/20/2023
Purchase of Common Stock	560,889	04/21/2023
Purchase of Common Stock	65,000	04/24/2023
Purchase of Common Stock	57,526	04/25/2023
Purchase of Common Stock	45,000	04/26/2023
Purchase of Common Stock	39,085	04/27/2023
Purchase of Common Stock	11,530	04/28/2023
Purchase of Common Stock	270	05/01/2023
Purchase of Common Stock	540	05/02/2023
Purchase of Common Stock	360	05/03/2023
Purchase of Common Stock	36,500	05/04/2023
Purchase of Common Stock	52,000	05/05/2023
Purchase of Common Stock	38,510	05/08/2023
Purchase of Common Stock	47,500	05/09/2023
Purchase of Common Stock	76,720	05/10/2023
Purchase of Common Stock	19,170	05/11/2023
Purchase of Common Stock	45,900	05/12/2023
Purchase of Common Stock	175,450	05/15/2023
Purchase of Common Stock	22,950	05/16/2023
Purchase of Common Stock	2,400	05/17/2023
Purchase of Common Stock	2,800	05/18/2023
Purchase of Common Stock	900	05/19/2023
Purchase of Common Stock	720	05/22/2023
Purchase of Common Stock	630	05/23/2023
Purchase of Common Stock	900	05/24/2023
Purchase of Common Stock	18,430	05/25/2023
Purchase of Common Stock	2,070	05/26/2023
Purchase of Common Stock	450	05/30/2023
Purchase of Common Stock	450	05/31/2023
Purchase of Common Stock	5,270	06/01/2023
Purchase of Common Stock	5,050	06/02/2023
Purchase of Common Stock	1,465	06/06/2023
Sale of Common Stock	(252)	06/06/2023
Purchase of Common Stock	54,087	06/07/2023
Sale of Common Stock	(3,600)	06/07/2023
Sale of Common Stock	(2,350)	06/08/2023
Sale of Common Stock	(79)	06/09/2023
Purchase of Common Stock	1,800	06/12/2023
Purchase of Common Stock	21,769	06/13/2023
Purchase of Common Stock	450	06/15/2023
Purchase of Common Stock	33,153	06/30/2023
Purchase of Common Stock	7,794	07/03/2023
Purchase of Common Stock	80	07/05/2023
Sale of Common Stock	(80)	07/05/2023
Purchase of Common Stock	38,762	08/10/2023
Purchase of Common Stock	5,270	08/24/2023
Purchase of Common Stock	1,500	08/28/2023
Purchase of Common Stock	18,000	10/03/2023
Purchase of Common Stock	1,750	10/04/2023

Purchase of Common Stock	62	10/26/2023
Purchase of Common Stock	32,300	11/03/2023
Purchase of Common Stock	1,800	11/15/2023
Purchase of Common Stock	900	11/16/2023
Sale of Common Stock	(468)	11/27/2023
Sale of Common Stock	(580)	11/28/2023
Sale of Common Stock	(752)	11/30/2023
Sale of Common Stock	(900)	12/01/2023
Purchase of Common Stock	1,800	12/15/2023
Purchase of Common Stock	1,350	12/18/2023
Purchase of Common Stock	9	12/20/2023
Sale of Common Stock	(9)	12/20/2023
Purchase of Common Stock	900	12/29/2023
Purchase of Common Stock	450	01/02/2024
Purchase of Common Stock	540	01/03/2024
Purchase of Common Stock	3,310	01/04/2024
Sale of Common Stock	(1,080)	01/09/2024
Purchase of Common Stock	1,800	01/17/2024
Purchase of Common Stock	1,350	01/19/2024
Purchase of Common Stock	450	01/25/2024
Sale of Common Stock	(1,800)	01/29/2024
Sale of Common Stock	(1,800)	01/30/2024
Sale of Common Stock	(1,386)	01/31/2024
Sale of Common Stock	(1,314)	02/01/2024
Sale of Common Stock	(900)	02/02/2024
Sale of Common Stock	(151)	02/05/2024
Purchase of Common Stock	40,816	02/06/2024
Sale of Common Stock	(388)	02/27/2024
Sale of Common Stock	(1,620)	03/06/2024
Sale of Common Stock	(26,117)	03/14/2024
Sale of Common Stock	(13,791)	03/19/2024
Sale of Common Stock	(13,401)	03/20/2024
Purchase of Common Stock	2,160	05/09/2024
Purchase of Common Stock	1,080	05/10/2024
Purchase of Common Stock	1,080	05/15/2024
Purchase of Common Stock	76	05/16/2024
Purchase of Common Stock	540	05/24/2024

SCHEDULE II

The following table is reprinted from the Company’s definitive proxy statement filed with the Securities and Exchange Commission on June 10, 2024.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of the Company’s common stock as of May 20, 2024 by (1) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of the Company’s common stock, (2) each of the Company’s directors, (3) each of the Company’s named executive officers, and (4) all of the Company’s directors and executive officers as a group. Percentage of ownership is based on 50,155,417 shares of common stock outstanding as of May 20, 2024.

Name	Common Shares Beneficially Owned(1)		Percent of Class
Greater Than 5% Beneficial Owners
BlackRock, Inc.	8,094,739	(2)	16.1%
The Vanguard Group	5,706,087	(3)	11.4%
Deerfield Mgmt, L.P.	4,997,746	(4)	10.0%

Non-Employee Directors(6)
Leo I. Higdon, Jr., Chairperson	37,702	(5)	*
Jeffrey W. Bolton	52,299		*
Tina L. Brown-Stevenson	22,347		*
Yvonne M. Curl	30,310		*
Charles M. Elson	34,771		*
Erin P. Hoeflinger	30,399		*
Susan A. La Monica	35,797		*
John E. Maupin, Jr.	30,092		*
Stuart M. McGuigan	14,599		*
Gregory S. Rush	29,299		*
Barry P. Schochet	21,924		*
L. Edward Shaw, Jr.	51,691		*
Named Executive Officers(6)
Barbara A. Jacobsmeyer	643,182	(7)	1.3%
Crissy B. Carlisle	88,342		*
Dylan C. Black	25,471		*
Julie D. Jolley	71,429		*
Tanya R. Marion	44,375		*
All directors and executive officers as a group (19 total)	1,332,222	(5)(7)	2.7%

* Less than 1%.

(1)	According to the rules adopted by the SEC, a person is a beneficial owner of securities if the person or entity has or shares the power to vote them or to direct their investment or has the right to acquire beneficial ownership of such securities within 60 days through the exercise of an option, warrant or right, conversion of a security or otherwise. Unless otherwise indicated, each person or entity named in the table has sole voting and investment power, or shares voting and investment power, with respect to all shares of stock listed as owned by that person.

(2)	Based on a Schedule 13G/A filed with the SEC on January 22, 2024, BlackRock, Inc. (parent holding company/control person) reported, as of December 31, 2023, beneficial ownership of 8,094,739 shares, with sole voting power for 7,956,961 shares and sole investment power for 8,094,739 shares. This holder is located at 50 Hudson Yards, New York, NY 10001

(3)	Based on a Schedule 13G/A filed with the SEC on February 13, 2024, The Vanguard Group (investment adviser) reported, as of December 31, 2023, beneficial ownership of 5,706,087 shares, with shared voting power for 31,940 shares, sole investment power for 5,632,412 shares, and shared investment power for 73,645 shares. This holder is located at 100 Vanguard Blvd., Malvern, PA 19355.

(4)	Based on a Schedule 13G/A filed with the SEC on February 12, 2024, Deerfield Mgmt, L.P. (parent holding company/control person) reported, as of December 31, 2023, beneficial ownership of 4,997,746 shares, with shared voting and investment power for 4,997,746 shares. This holder is located at 345 Park Avenue South, 12th Floor, New York, NY 10010.

(5)	Includes 7,926 shares indirectly beneficially owned in a family trust.

(6)	The address of the Company’s directors and executive officers is c/o Enhabit, Inc., 6688 N. Central Expressway, Suite 1300, Dallas, Texas 75206.

(7)	Includes 172,197 shares issuable upon exercise of options.

II-1

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give AREX your proxy “FOR” the election of the AREX Nominees and in accordance with our recommendations on the other proposals on the agenda for the Annual Meeting by SIGNING, DATING AND MAILING the enclosed WHITE universal proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

You may vote your shares virtually at the Annual Meeting, however, even if you plan to attend the Annual Meeting, we recommend that you submit your WHITE universal proxy card by mail by the applicable deadline so that your vote will still be counted if you later decide not to attend the Annual Meeting. If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed WHITE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Saratoga at the address set forth below.

If you have any questions, require assistance in voting your WHITE universal proxy card,

or need additional copies of AREX’s proxy materials,

please contact:

Stockholders call toll-free at (888) 368-0379 or (212) 257-1311

Email: rehabEHAB@Saratogaproxy.com

WHITE UNIVERSAL PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED JUNE 10, 2024

ENHABIT, INC.

2024 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED BY AND ON BEHALF OF AREX CAPITAL MASTER FUND, LP AND THE OTHER PARTICIPANTS IN ITS PROXY SOLICITATION

THIS PROXY IS NOT SOLICITED BY OR ON BEHALF OF MANAGEMENT

P     R     O     X     Y

The undersigned appoints Andrew Rechtschaffen, John Ferguson and Andrew Freedman, and each of them, attorneys and agents with full power of substitution to vote all shares of Common Stock of Enhabit, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2024 Annual Meeting of Stockholders of the Company scheduled to be held virtually at 9:00 a.m. (CDT) on July 25, 2024 (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and, to the extent authorized by Rule 14a-4(c) under the Securities Exchange Act of 1934, as amended, in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to AREX Capital Master Fund, LP (together with the other participants in its solicitation, “AREX”) a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” THE SEVEN (7) AREX NOMINEES AND “FOR” THE TWO (2) COMPANY NOMINEES UNOPPOSED BY AREX IN PROPOSAL 1, “FOR” PROPOSAL 2 AND “FOR” PROPOSAL 3.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with AREX’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

WHITE UNIVERSAL PROXY CARD

[X] Please mark vote as in this example

AREX Strongly RECOMMENDS THAT STOCKHOLDERS VOTE “for” THE SEVEN (7) AREX NOMINEES AND “for” the TWO (2) COMPANY NOMINEES UNOPPOSED BY AREX, AND NOT TO VOTE “FOR” ANY OF THE REMAINING COMPANY NOMINEES LISTED BELOW IN PROPOSAL 1.

YOU MAY SUBMIT VOTES “FOR” UP TO NINE (9) NOMINEES IN TOTAL. IMPORTANTLY, IF YOU MARK MORE THAN NINE (9) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.  IF YOU MARK FEWER THAN NINE (9) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, THIS PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY “FOR” THOSE NOMINEES YOU HAVE SO MARKED.

1.	To elect nine (9) directors to the Board of Directors to serve until the Company’s 2025 annual meeting of stockholders.

AREX Nominees	FOR	WITHHOLD
a) Megan Ambers	☐	☐
b) James T. Corcoran	☐	☐
c) Maxine Hochhauser	☐	☐
d) Mark W. Ohlendorf	☐	☐
e) Anna-Gene O-Neal	☐	☐
f) Dr. Gregory S. Sheff	☐	☐
g) Juan Vallarino	☐	☐

COMPANY Nominees unopposed by AREX	FOR	WITHHOLD
a) Barbara A. Jacobsmeyer	☐	☐
b) Barry P. Schochet	☐	☐

COMPANY Nominees OPPOSED BY AREX	FOR	WITHHOLD
a) Jeffrey W. Bolton	☐	☐
b) Tina L. Brown-Stevenson	☐	☐
c) Charles M. Elson	☐	☐
d) Erin P. Hoeflinger	☐	☐
e) Susan A. La Monica	☐	☐
f) Stuart M. McGuigan	☐	☐
g) Gregory S. Rush	☐	☐

WHITE UNIVERSAL PROXY CARD

AREX RECOMMENDS STOCKHOLDERS VOTE “FOR” PROPOSAL 2.

2.	The Company’s proposal to ratify the appointment by the Company’s Audit & Finance Committee of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm.

☐ FOR	☐ AGAINST	☐ ABSTAIN

AREX MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 3.

3.	The Company’s proposal to approve, on an advisory basis, the compensation of the Company’s named executive officers.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED: _____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH THEY ARE SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.